FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2003

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    June 24, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 26, 2003

Item 3: Press Release

A Press release dated and issued May 26, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that the Company has granted 100,000 incentive stock options.

Item 5: Full Description of Material Change

The Company is pleased to announce that the Company has granted 100,000 incentive stock options at an exercise price of $0.10 per common share for a period of five years.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ May 27, 2003______________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

MAY 26, 2003

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that the Company has granted 100,000 incentive stock options at an exercise price of $0.10 per common share for a period of five years subject to regulatory approval.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  137089108 Reg # 82-2131

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 1, 2003 50,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 16th day of May, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.